Pembina Pipeline Provides Update on Greenlight Electricity Centre
CALGARY, ALBERTA, October 6, 2025 – Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) along with its partner Kineticor, an OPTrust portfolio company (collectively the "Partners"), provided updates today on the development of the proposed Greenlight Electricity Centre (the "Project").
The Project is a multi-phased gas-fired combined cycle power generation facility, to be located in Sturgeon County, Alberta, with a capacity of up to approximately 1,800 megawatts ("MW") designed to advance Alberta's innovation economy.
With its stable, abundant, and competitive power supply and supportive investment and regulatory environment, Alberta is uniquely positioned to become a North American leader in innovation infrastructure. The Partners are committed to supporting this vision and are positioned to capture first mover advantage in the delivery of reliable, scalable, and cost-effective power solutions.
"Through their combined efforts, government, industry, and local stakeholders can capitalize on a multi-billion-dollar investment opportunity that will create jobs, foster innovation, and grow the economy," said Scott Burrows, Pembina's President and Chief Executive Officer.
"Greenlight is making great progress on all the pieces required to successfully bring to fruition one of the largest power projects in Canada while supporting the significant load growth coming to Alberta," said Andrew Plaunt, CEO of Kineticor.
The Project is benefiting from Kineticor’s significant power development experience. Further, this represents an on-strategy extension of Pembina’s existing value chain and a new platform to enhance growth by integrating with its existing core assets, creating incremental demand for natural gas and associated liquids production within western Canada, investing in long-term contracted infrastructure with investment grade counterparties, and diversifying its customer base.
Pembina is well positioned to leverage the assets and capabilities of its current core business to further support the Project and serve customer demand for gas egress and liquids handling and transportation. The first phase, at approximately 900 MW, would increase natural gas demand in Alberta's Industrial Heartland by approximately 160 million cubic feet per day ("mmcf/d"), with the potential to double to approximately 320 mmcf/d based on the Project's potential ultimate capacity of approximately 1,800 MW. The proximity of Pembina's Alliance Pipeline offers a potential accretive expansion opportunity to provide significant natural gas supply to the Greenlight Electricity Centre.

Recent Milestones and Commercial Progress
The Partners, through Greenlight Electricity Centre Limited Partnership ("Greenlight"), continue to demonstrate significant and growing momentum towards commercialization of the Project:
•AESO Allocation Secured – Greenlight successfully advanced through Phase 1 of the Alberta Electric System Operator ("AESO") large load allocation process and through subsequent commercial efforts secured a 907 MW allocation. This allocation has been assigned to a potential customer (the "Customer") and would allow an innovation infrastructure development to begin operating prior to the Project entering service.
•Grid Connection – the Customer has entered into a Demand Transmission Service agreement with the AESO for 907 MW. This would ensure a connection to the Alberta electrical transmission system and access to power as early as 2027.
•Land Purchase and Sale Agreement – Greenlight and the Customer have entered into a conditional purchase and sale agreement for land, which includes a power connection, owned by Greenlight and Pembina. The approximately $190 million (net to Pembina) land sale is expected to close in the fourth quarter of 2025, subject to certain conditions. Pembina, through Greenlight, will continue to invest a portion of the proceeds into the Project for ongoing development, with the remaining funds accruing to Pembina to be used to reduce debt outstanding.
•Major Equipment Reservation – Greenlight has entered into a reservation agreement (the "Reservation Agreement") for two turbines with a reputable power OEM that provides certainty on equipment availability and delivery timing for the first phase of the Project. This supports the current schedule with start-up of the Project as early as 2030.
•Path to Final Investment Decision – efforts continue towards a final investment decision ("FID") in the first half of 2026. The FID will be contingent upon, amongst other things, signing an energy supply agreement with the Customer and entering into engineering, procurement and construction agreement(s), with both workstreams having been progressed.
Pembina and Kineticor remain focused on advancing the Project to support Alberta's economic goals. By delivering reliable and scalable power solutions, the Project is poised to play a pivotal role in attracting investment, driving innovation, fostering sustainable growth in the province, and extending Pembina's natural gas value-chain into new demand markets.

About Greenlight
Greenlight Electricity Centre Limited Partnership is an equal partnership between Pembina and Kineticor, an OPTrust portfolio company. For further information, please visit www.greenlightelectricitycentre.ca.

About Pembina
Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America's energy industry for more than 70 years. Pembina owns an extensive network of strategically located assets, including hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and an export terminals business. Through our integrated value chain, we seek to provide safe and reliable energy solutions that connect producers and consumers across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit www.pembina.com.
Purpose of Pembina: We deliver extraordinary energy solutions so the world can thrive.
Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.
Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

About Kineticor
Kineticor Asset Management is a developer, operator and asset manager of power generation facilities in Alberta. With a portfolio exceeding 2700 MW in various stages of development and operations, we are committed to efficiently creating innovative power solutions that support Canada's evolving power needs. For more information, please visit www.kineticor.ca.

About OPTrust
With net assets of $26 billion, OPTrust invests and manages one of Canada's largest pension funds on behalf of over 114,000 members. OPTrust is a global investor in a broad range of asset classes including Canadian and foreign equities, fixed income, real estate, infrastructure and private markets, and has a team of highly experienced investment professionals located in Toronto, London, and Sydney. For more information, please visit www.optrust.com.

Forward-Looking Statements and Information
This news release contains certain forward-looking statements and forward-looking information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "expect", "intend", "will", "would", "shall", and similar expressions suggesting future events or future performance.
In particular, this news release contains forward-looking statements pertaining to, without limitation, the following: expectations relating to Greenlight and the development of the Project, including the anticipated costs, timing, outcomes and benefits; current and future activities and operations with respect to the Project; expectations regarding the timing of the final investment decision; expectations regarding the costs and timing of the land sale to the Customer; expectations regarding the timing, terms, conditions and benefits of the required commercial agreements, including the Demand Transmission Service agreement and Reservation Agreement; and expectations about industry activities and development opportunities, including outlooks for future economic conditions and industry developments.
These forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release, including: the availability and sources of capital, operating costs, ongoing utilization and future expansions; that any required commercial agreements can be reached and the terms on which they can be reached; that all required regulatory and environmental approvals can be obtained on acceptable terms and in a timely manner; that there are no supply chain disruptions impacting Greenlight's ability to obtain required equipment, materials or labour; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the Project;

prevailing regulatory, tax and environmental laws and regulations; and certain other assumptions in respect of Pembina's forward-looking statements detailed in Pembina's Annual Information Form for the year ended December 31, 2024 (the "AIF") and Management's Discussion and Analysis for the year ended December 31, 2024 (the "Annual MD&A"), which were each filed on SEDAR+ on February 27, 2025, in Pembina's Management's Discussion and Analysis for the three and six months ended June 30, 2025 (the "Interim MD&A"), which was filed on SEDAR+ on August 7, 2025 and from time to time in Pembina's public disclosure documents available at www.sedarplus.ca, www.sec.gov and through Pembina's website at www.pembina.com.
These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, including, but not limited to: the regulatory environment and decisions and Indigenous and landowner consultation requirements; the impact of competitive entities and pricing; reliance on key relationships, joint venture partners and agreements; labour and material shortages; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by contract counterparties; actions by governmental or regulatory authorities, including changes in tax laws and treatment, changes in royalty rates, changes in regulatory processes or increased environmental regulation fluctuations in operating results; adverse general economic and market conditions, including potential recessions in Canada, North America and worldwide resulting in changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, inflation rates, commodity prices, supply/demand trends and overall industry activity levels; constraints on, or the unavailability of, adequate supplies, infrastructure or labour; the political environment in North America and elsewhere, and public opinion; the ability to access various sources of debt and equity capital; adverse changes in credit ratings; counterparty credit risk; technology and cyber security risks; natural catastrophe; and certain other risks and uncertainties detailed in the AIF, Annual MD&A, Interim MD&A and from time to time in Pembina's public disclosure documents available at www.sedarplus.ca, www.sec.gov and through Pembina's website at www.pembina.com.
This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause actual results to differ materially from those predicted, forecasted or projected by forward-looking statements contained herein. The forward-looking statements contained in this news release speak only as of the date hereof. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.
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For further information:
Investor Relations
(403) 231-3156
1-855-880-7404
e-mail: investor-relations@pembina.com
www.pembina.com